UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K/A

(Amendment No. 1)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-14787

DELPHI PERSONAL SAVINGS PLAN FOR HOURLY-RATE EMPLOYEES
IN THE UNITED STATES

(Full title of the plan)

DELPHI CORPORATION

5725 Delphi Drive, Troy, Michigan 48098

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive officers)

Explanatory Note

This Form 11-K/A amends the Annual Report on Form 11-K filed June 22, 2004, to revise the report of the independent registered public accounting firm to only make reference to their audit having been conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). There were no other changes to the Form 11-K for the period ended December 31, 2003.

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Delphi Personal Savings Plan for Hourly-Rate
Employees in the United States

We have audited the accompanying statements of assets available for benefits of Delphi Personal Savings Plan for Hourly-Rate Employees in the United States (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, “Form 5500, Part IV, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)”, as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Detroit, Michigan
June 21, 2004

DELPHI PERSONAL SAVINGS PLAN FOR HOURLY-RATE
EMPLOYEES IN THE UNITED STATES

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
(Dollars in Thousands)

	2003	2002
ASSETS
Investment in Master Trust (Note 3):
Investments	$1,170,464	$888,872
Participant Loans	77,627	72,769

ASSETS AVAILABLE FOR BENEFITS	$1,248,091	$961,641

See notes to financial statements.

DELPHI PERSONAL SAVINGS PLAN FOR HOURLY-RATE
EMPLOYEES IN THE UNITED STATES

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(Dollars in Thousands)

	2003	2002
ADDITIONS TO ASSETS ATTRIBUTED TO:
Contributions:
Participant	$145,052	$147,369
Rollover	1,493	6,079
Employer	5,832	1,612
Net transfers from participating plans	—	10,247

Total contributions	152,377	165,307
Net investment income from the Master Trust and interest on participant loans (Note 3)	185,203	—

Total additions	337,580	165,307

DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
Net investment loss from the Master Trust and interest on participant loans (Note 3)	—	108,279
Benefits paid to participants or beneficiaries	48,426	56,960
Net transfers to participating plans	2,704	—

Total deductions	51,130	165,239

NET INCREASE	286,450	68
ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	961,641	961,573

ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$1,248,091	$961,641

See notes to financial statements.

DELPHI PERSONAL SAVINGS PLAN FOR HOURLY-RATE
EMPLOYEES IN THE UNITED STATES

NOTES TO THE FINANCIAL STATEMENTS

1.	THE PLAN

General—Delphi Corporation (“Delphi”) established the Delphi Personal Savings Plan for Hourly-Rate Employees in the United States (the “Plan”), a defined contribution plan, in connection with the spin-off of Delphi from General Motors Corporation (“GM”), which was effective on May 28, 1999.

The Executive Committee of Delphi’s Board of Directors acts as a Plan fiduciary and, along with various officers, employees and committees, controls and manages the operation and administration of the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. This Committee designated General Motors Investment Management Corporation (“GMIMCo”) as a named fiduciary and investment advisor to the Plan. State Street Bank and Trust Company acts as the Plan’s trustee and Fidelity Investment Institutional Operations Company, Inc. (“Fidelity”) acts as the Plan’s recordkeeper.

The following brief description of the Plan is provided for general informational purposes only. Participants should refer to the plan document and prospectus for a complete description of the Plan’s provisions.

Eligibility—Generally, eligible hourly-rate full-time and part-time employees may participant and accumulate savings under the Plan on the first day of the first pay period following the attainment of seniority, as defined in the Plan.

Participant Contributions—An eligible participant employed by Delphi (an “Eligible Employee”) may elect to make pre-tax or after-tax contributions, in 1% increments, up to 40% (60% effective January 1, 2004) of eligible weekly earnings as defined in the Plan and catch-up contributions up to the maximum Internal Revenue Service (“IRS”) limits. In addition, an Eligible Employee may elect to contribute, in 1% increments, up to 100% of his or her profit sharing payment from the Delphi Profit Sharing Plan for Hourly-Rate Employees to his or her account in the Plan. Profit sharing amounts contributed to the Plan on behalf of an Eligible Employee are invested in the same investment option(s) as selected by the participant for weekly contributions to the Plan. Employee contributions vest immediately.

Employer Contributions—For certain employees hired on or after January 1, 1994, Delphi contributes an amount equal to a certain percentage (based on local units’ competitive hire agreements) of eligible weekly earnings to such participants’ accounts entirely in the Delphi Common Stock Fund. Such participants must be in the Plan for at least three years to be vested in employer contributions, at which time such contributions may be transferred by the participant to other available investment options. Forfeitures are used to offset future employer contributions.

Fund Exchanges—Generally, each participant is entitled on any business day to exchange a specified portion of all of his or her interest in any of the investment options to other options offered under the Plan, subject to the provisions indicated above.

Participant Withdrawals—A participant may withdraw funds from his or her account at any time after attaining age 59-1/2 without penalty subject to the Required Retention Period, as defined by the Plan document. Prior to age 59-1/2, employee after-tax savings may be withdrawn at any time without penalty. However, prior to age 59-1/2, pre-tax savings may only be withdrawn upon termination of employment, retirement, death, total and permanent disability, or financial hardship and a 10% additional tax may apply. Withdrawals due to financial hardship are available. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals and loans under all applicable plans maintained by Delphi. The amount that may be withdrawn for a financial hardship is limited as defined in the Plan. The funds that represent a financial hardship withdrawal must conform to conditions required by the IRS. A participant who receives a hardship distribution shall have his or her contributions to the Plan suspended for 12 months following the distribution as required by law.

Net Transfers from / to Participating Plans— Transfers of participant assets are made between other Delphi plans as well as the General Motors Personal Savings Plan due to changes in the participants’ employment status.

Investment Options—Participants must direct, in 1% increments, how their contributions are to be invested. A description of each investment option offered under the Plan follows:

•	Delphi Common Stock Fund—Under this investment option, contributions are invested by the Trustee in Delphi common stock. Each unit represents a proportionate interest in all of the assets of the respective Delphi Common Stock Fund. The number of units credited to each participant’s account within an applicable plan will be determined by the amount of the participant’s contributions and the purchase price of a unit in the Delphi Common Stock Fund. The value of each participant’s account is determined each business day by the number of units to the participant’s credit, multiplied by the current unit value. The return on a participant’s investment is based on the value of units, which, in turn, is determined by the market price of Delphi common stock and the amount of any dividends paid thereon.

•	Promark Funds—These investment options include many investment funds managed by General Motors Trust Company (“GMTC”), a New Hampshire Charter Trust Company. Each of the funds has a unique objective and investment strategy. To pursue their objectives, GMTC fund managers invest in a wide variety of investments. Complete information about each Promark Fund’s objectives is described in the Plan’s prospectus.

•	Fidelity Mutual Funds—These investment options include many different mutual funds managed by Fidelity Investments. Each mutual fund has a unique objective and investment strategy. To pursue their objectives, the mutual fund managers invest in a wide variety of investments. Complete information about each mutual fund’s objectives and investments is contained in that fund’s prospectus.

Other Investments—Certain assets of former investment options are treated as follows:

•	Electronic Data Systems Corporation (“EDS”) Common Stock Fund—No contributions or exchanges to this fund are permitted. Participants may only transfer out, borrow or withdraw assets from this fund.

•	Raytheon Class A Common Stock Fund—No contributions or exchanges to this fund are permitted. Participants may only transfer out, borrow or withdraw assets from this fund.

•	GM Common Stock Funds—No contributions or exchanges to the GM $1-2/3 Par Value Common Stock and GM Class H Common Stock Funds are permitted. Participants may only transfer out, borrow or withdraw assets from these funds.

Other Investment Information—Dividends and other earnings attributable to the Delphi Common Stock Fund, the Promark Funds and the Fidelity Mutual Funds are invested in the respective funds. Dividends attributable to the GM Common Stock Funds, EDS Common Stock Fund and the Raytheon Class A Common Stock Fund are invested in the Promark Income Fund.

Participant Loans—Once each year, participants may borrow an amount within a range of $1,000 to the lesser of $50,000 or 50% of their vested account balance. Loan maturities generally range from twelve months to five years by can be extended to 10 years for the purchase or construction of a primary residence. The loan interest rate is established once each quarter at a rate equal to the prevailing prime lending rate as of the previous quarter and applies to all new loans issued. Repayment of loans is generally made through after-tax payroll deductions and is invested in the same discretionary investment options that the participant selected for their savings contributions. Interest paid on the loans is credited back to the borrowing employee’s account in the Plan.

Redemption Fees and Administrative Expenses— A 1% redemption fee is charged on Delphi Common Stock Fund assets held for less than 30 days. Effective June 1, 2003, a 1% redemption fee on the Promark International Equity Fund and the Promark Emerging Markets Equity Fund was instituted. The redemption fees are paid to the respective funds and help protect the funds’ performance and shareholders by discouraging frequent trading in response to short-term market fluctuations. Certain costs of plan administration are paid by Delphi.

Reclassifications —Certain prior year amounts have been reclassified to conform to the 2003 presentation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

•	The financial statements of the Plan are prepared under the accrual method of accounting and in accordance with accounting principles generally accepted in the United States of America.

•	Investments are stated at fair value, except for investment contracts, which are stated at contract value. Fair values are calculated by reference to published market quotations, where available; where not available for certain common and collective trusts, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions made under the investment contracts, plus interest, less withdrawals and administrative expenses charged by the issuer of the contract.

Investments of the Promark Income Fund included in the Plan and Delphi Savings Trust consist of synthetic investment contracts. Synthetic investment contracts operate similarly to a separate account investment contract, except that the assets are placed in a trust (with ownership by the Delphi Savings Trust) rather than a separate account of the contract issuer. These contracts provide for prospective crediting interest rate adjustments based on the interest earnings and fair value of the underlying trust assets. The crediting interest rates are reset quarterly and the contracts include wrappers that provide that the crediting interest rates cannot be less than zero. The average crediting interest rate of the synthetic investment contracts as of December 31, 2003 and 2002 was approximately 5.12% and 5.22%, respectively. The wrappers are entered into by the Delphi Savings Trust to stabilize the income generation of the Promark Income Fund.

All investment contracts are considered benefit responsive and are therefore recorded at contract value in accordance with the American Institute of Certified Public Accountants’ Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans. The average yield for the synthetic investment contracts within the Promark Income Fund was approximately 4.9% and 6.1% for the years ended December 31, 2003 and 2002, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

•	Security transactions are recorded on the trade date.

•	Investment income is recognized as earned based on the terms of the investments and the periods during which the Plan holds the investments. Dividends are recorded on the ex-dividend date.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	THE MASTER TRUST

The Plan’s investment advisor and named fiduciary, GMIMCo, established the Delphi Savings Trust (the “Master Trust”), pursuant to a trust agreement between GMIMCo and State Street Bank and Trust Company, as trustee of the funds, to permit the commingling of assets of several employee benefit plans for investment and administrative purposes. Certain Plan investments are managed by Fidelity. Fidelity is the record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Employee benefit plans participating in the Master Trust as of December 31, 2003 include the following:

•	Delphi Savings-Stock Purchase Program for Salaried Employees in the United States

•	Delphi Personal Savings Plan for Hourly-Rate Employees in the United States

•	ASEC Manufacturing Savings Plan

•	Delphi Mechatronic Systems Savings–Stock Purchase Program

•	Income Security Plan for Hourly-Rate Employees

Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the Master Trust investment funds in which the Plan’s participants invest. The net investment income or loss of each of the Master Trust investment funds is allocated by the trustee to each participating plan based on the Plan’s interest in each Master Trust investment fund, as compared with the total interest of all the participating plans in each Master Trust investment fund at the beginning of the month.

As of December 31, 2003 and 2002, the Plan had approximately a 32% and 31% interest in the Master Trust, respectively.

The net assets available for benefits of all participating plans in the Master Trust at December 31 is summarized as follows (dollars in thousands):

	2003	2002
Assets
Investments:
Common and collective trusts	$1,652,948	$1,396,408
Mutual funds	1,384,038	994,999
Commingled common stock funds*	730,533	566,783
Loans	144,175	143,021

Net assets available for benefits	$3,911,694	$3,101,211

* Both participant and nonparticipant-directed

Participant directed investments in the Promark Funds are included above in the common and collective trusts. Such investments are commingled with GM employee benefit plan investments in funds administered by GMTC.

Investments of the Promark Income Fund included above in the common and collective trusts consist of synthetic investment contracts which were valued at contract value of $1,151,015 and $996,293 (dollars in thousands) as of December 31, 2003 and 2002, respectively. Fair value of these investment contracts was $1,183,132 and $1,000,095 (dollars in thousands) as of December 31, 2003 and 2002, respectively. The net investment gain / (loss) of all participating plans in the Master Trust for the years ended December 31 is summarized as follows (dollars in thousands):

	2003	2002
Interest and dividends	$45,321	$41,329

Net appreciation / (depreciation) in fair value of investments:
Common and collective trusts	158,903	(11,216)
Mutual funds	282,457	(252,675)
Commingled common stock funds	184,948	(248,394)

Total net appreciation / (depreciation) in fair value of investments	626,308	(512,285)

Total investment income / (loss)	$671,629	$(470,956)

Net appreciation / (depreciation) in fair value of investments does not include redemption fees of $1,100 and $1,366 (dollars in thousands) as of December 31, 2003 and 2002, respectively.

4.	TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, Delphi has the right to terminate the Plan subject to the provisions of ERISA. Such termination of the Plan, if any, would not affect a participant’s interest in assets already in the Plan.

5.	FEDERAL INCOME TAXES

The IRS has determined and informed the Company by a letter dated June 27, 2003, that the Plan and related Trust are designed in accordance with the applicable sections of the Internal Revenue Code of 1986 (the “Code”), as amended. Although the Plan has been amended since receiving the determination letter, the Plan’s fiduciary and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code, and, therefore no provision for income taxes has been included in the Plan’s financial statements.

* * * * * *

DELPHI PERSONAL SAVINGS PLAN FOR HOURLY-RATE
EMPLOYEES IN THE UNITED STATES

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2003
(Dollars in Thousands)

Identity of Issue,	Description of Investment Including
Borrower, Lessor or	Maturity Date, Rate of Interest,	Current
Similar Party	Collateral, Par or Maturity Value	Value

* Loans to participants	Loans to participants, interest rates
ranging from 4.0% to 9.5%;
	maturities ranging from 1 to 9 years	$77,627

*	Party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Delphi Corporation, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Delphi Personal Savings Plan for Hourly-Rate
Employees in the United States

(Name of Plan)

Date: June 28, 2004	By:	/s/ Michael S. Fligstein

Michael S. Fligstein
Director, Pension and Welfare Benefit Plans

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
23	Consent of Independent Registered Public Accounting Firm